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                             April 14, 2022

       Wayde McMillan
       Chief Financial Officer
       INSULET CORPORATION
       100 Nagog Park
       Acton, Massachusetts 01720

                                                        Re: INSULET CORPORATION
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-33462

       Dear Mr. McMillan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements, page 44

   1. In future filings, please revise to separately disclose the amount of related party transactions on
the face of the consolidated balance sheet and statement of income.
                                                        Refer to Rule 4-08(k)
of Regulation S-X.
 Wayde McMillan
INSULET CORPORATION
April 14, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Bennett at 202-551-3606 or Kristin Lochhead, Senior Staff
Accountant, at 202-551-3664 with any questions.



FirstName LastNameWayde McMillan                          Sincerely,
Comapany NameINSULET CORPORATION
                                                          Division of
Corporation Finance
April 14, 2022 Page 2                                     Office of Life
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FirstName LastName